Hampshire International Business Park Basingstoke Hampshire RG24 8EP UK Tel +44 1256 894000 Fax +44 1256 894708 http://www.shire.com

April 30, 2008

Via EDGAR
Jim B. Rosenberg
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         Shire plc
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 25, 2008
File no. 000-29630

Dear Mr. Rosenberg:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated April 7, 2008, relating to the Form 10-K for the Fiscal Year Ended December 31, 2007 filed February 25, 2008 (the “2007 Form 10-K”) of Shire plc (“Shire” or “the Company”).  The Staff’s comments are noted in bold below, and our response follows beneath the comment.

Form 10-K for the Year Ended December 31, 2007

PART III

ITEM 11. Executive Compensation, page 84.

1.    We note that you have filed your Annual Report on Form 10-K and that your executive compensation disclosures do not follow the format proscribed in Item 402 of Regulation S-K.  Please advise us of your basis for using this alternative executive compensation format.  If your intent was to provide the executive compensation disclosure as required by foreign private issuers, please provide us with your analysis as to how you qualify as a foreign private issuer.  Please note that if you do not qualify as a foreign private issuer you will need to amend your Form 10-K to provide the required executive compensation disclosure.

Response:

As a foreign private issuer, Shire follows the requirements of Item 402(a)(1) of Regulation S-K and, in the 2007 Form 10-K, provided the information required by Items 6.B and 6.E.2 of Form 20-F as well as the more detailed information included in the Directors’ Remuneration Report within its Annual Report and accounts, which is produced in accordance with Schedule 7A of the U.K. Companies Act of 1985.

Shire qualifies as a “foreign private issuer” (as defined in Rule 3b-4(c) under the Securities Exchange Act of 1934) because:

(i) as a public limited company incorporated in England and Wales, it is a “foreign issuer” (as defined in Rule 3b-4(b) under the Securities Exchange Act of 1934); and

(ii) less than 50% of Shire’s outstanding voting securities are directly or indirectly held of record by residents of the U.S.

As the percentage of outstanding voting securities directly and indirectly held on record by residents of the U.S. does not exceed the threshold set by Rule 3b-4(c)(1), it is not necessary to consider the thresholds of Rule 3b-4(c)(2).

In accordance with the views of the Staff, as expressed in the Foreign Private Issuers No-Action Letter (available March 30, 1993) and more recently in the Foreign Issuer Reporting Enhancements release

Shire plc  Registered in England 5492592    Registered Office as above

(Release Nos. 33-8900; 34-57409; International Series Release No. 1308; File No. S7-05-08), Shire assesses its foreign private issuer status at the end of each fiscal quarter and upon completion of any purchase or sale by Shire of its equity securities (other than in connection with an employee benefit plan or compensation arrangement, conversion of outstanding convertible securities, or exercise of outstanding options, warrants or rights), any purchase or sale by Shire of assets other than in the ordinary course of business, and any purchase of Shire’s equity securities in a public tender offer or exchange offer by a non-affiliate.

Specifically, Shire has commissioned an independent service provider to enquire and report on the location of the holders of its voting securities in accordance with the guidance provided by the instruction to paragraph (c)(1) of Rule 3b-4 under the Securities Exchange Act of 1934. As a result of these enquires, Shire determined that, at each of the assessment dates in the year ended December 31, 2007, less than 50% of Shire’s outstanding voting securities were directly or indirectly held of record by residents of the U.S.  Shire will provide copies of these reports supplementally to the Staff, if requested.

PART IV

ITEM 15: Exhibits, financial statement schedules, page 102.

2.    We note that you disclose a related-party transaction with a former director, Dr. Francesco Bellini.  We also note that Dr. Bellini was a director of the company and at the time of the transaction had an indirect substantial interest in a co-investor of ViroChem.  Please amend your filing to include this related party arrangement as part of your exhibits.

Response:

We do not consider the investments by Shire in ViroChem Pharma Inc. (“Virochem”) to be related-party transactions as contemplated by Item 404(a) of Regulation S-K (or Item 7.B of Form 20-F, with which Shire complies pursuant to instruction number 2 to Item 404 of Regulation S-K).  Rather, the continuing investments were disclosed in Item 13 of the 2007 Form 10-K for the purposes of transparency and continuity of disclosure.  Similar disclosure was made in note 11 (investments) and note 24 (related parties) to Shire’s consolidated financial statements contained in the 2007 Form 10-K.

Dr. Bellini was not a director or executive officer of Shire during the years ended December 31, 2007, 2006, 2005 or 2004.  As disclosed, Dr. Bellini ceased to be a Non-Executive Director of Shire in 2003.  Neither is Dr. Bellini currently a member of Shire’s key management, nor was he during 2007, 2006, 2005 or 2004, as a result of his position as a Non-Executive Director of Shire’s wholly owned subsidiary, Shire Canada, Inc. (formerly Shire Biochem Inc.).  Also, Dr. Bellini does not, and did not during 2007, 2006, 2005 or 2004, hold an interest in Shire’s voting shares such that he may exercise, or could have exercised during 2007, 2006, 2005 or 2004, significant influence over Shire.  Further, Dr. Bellini is not an immediate family relation of a principal owner or member of Shire’s key management.  Consequently, the investments by Shire in ViroChem were not related-party transactions.

When the first investment by Shire of cash of $3.7 million (CAN$5.0 million), equipment and intellectual property in ViroChem was made in 2004, Shire decided to disclose this investment in its Annual Report on Form 10-K for the year ended December 31, 2004 for the purpose of transparency.  Shire took this decision because at the time of the investment, Dr. Bellini, who had an indirect substantial interest in a company which was a co-investor in ViroChem, had recently left the board of directors of Shire.

In its subsequent Annual Reports on Form 10-K, Shire simply updated this disclosure notwithstanding the fact that the investments were not related-party transactions.  Shire appreciates that the continuing disclosure of its investments in ViroChem under Item 13 may lead a reader to infer that such investments should be considered related-party transactions.  Going forward, to the extent that it continues to disclose specific information concerning its investments in ViroChem, Shire will include such disclosure in Item 7: Management’s discussion and analysis of financial condition and results of operation, the notes to its consolidated financial statements or another appropriate location in its Annual Report on Form 10-K.

3.    We note that you disclose frequent collaboration with GlaxoSmithKline (GSK) in relation to a number of products and that the royalties the company receives from GSK are substantial and material to the company’s continuing revenue stream. Please amend your Form 10-K filing to provide the agreements detailing the arrangements with GSK within your exhibits.

Shire plc  Registered in England 5492592    Registered Office as above

Response:

Shire receives royalties on sales of a number of antiviral products that were out-licensed by Shire to GlaxoSmithKline.  These arrangements are documented in the Revised and Restated Master License Agreement dated November 20, 1995 among Shire BioChem Inc. (formerly BioChem Pharma Inc.), Glaxo Group Limited, Glaxo Wellcome Inc. (formerly Glaxo Canada Inc.), Glaxo Wellcome Inc. (formerly Glaxo Inc.), Tanaud Holdings (Barbados) Limited, Tanaud International B.V. and Tanaud LLC (the “GSK Agreement”), which was filed with the Commission by BioChem Pharma Inc. on Form 6-K on August 19, 1997.

During the reporting period reflected by the 2007 Form 10-K (i.e., the year ended December 31, 2007), however, no amendment to the GSK Agreement was executed or became effective.  As a result, in accordance with Item 601(a)(4) of Regulation S-K, Shire did not include the GSK Agreement in the exhibit list of the 2007 Form 10-K.  However, for the convenience of investors, Shire will include the GSK Agreement in the exhibit list of its Form 10-Q for the three months ended March 31, 2008 (to be filed on or about April 30, 2008) and, going forward, in its quarterly reports on Form 10-Q and Annual Reports on Form 10-K.

4.    We note that you have recently completed business combinations with New River Pharmaceuticals, Inc. (April 2007) and Transkaryotic Therapies, Inc (July 2005).  Please amend the exhibits to your Form 10-K filing to include the agreements relating to these business combinations.

The Agreement of Merger dated as of February 20, 2007 between Shire, Shuttle Corporation and New River Pharmaceuticals, Inc., (the “New River Merger Agreement”) was inadvertently not included in the exhibit list of the 2007 Form 10-K.  The New River Merger Agreement was filed with the Commission as exhibit 2.1 to Shire’s Current Report on Form 8-K filed on February 23, 2007.  Shire will include the New River Merger Agreement in the exhibit list of its Form 10-Q for the three months ended March 31, 2008 (to be filed on or about April 30, 2008) and, going forward, in its quarterly reports on Form 10-Q and Annual Reports on Form 10-K for so long as a reference to the business combination with New River is made in such report.

The Agreement and Plan of Merger dated as of April 21, 2005 among Transkaryotic Therapies, Inc., Shire Pharmaceuticals Group plc and Sparta Acquisition Corporation was filed with the Commission as exhibit 99.02 to Shire’s Current Report on Form 8-K filed on April 25, 2005 (the “TKT Merger Agreement”).  In accordance with Item 601(a)(4) of Regulation S-K, because the TKT Merger Agreement neither was executed nor became effective during the reporting period reflected by the 2007 Form 10-K (i.e., the year ended December 31, 2007), Shire did not include the TKT Merger Agreement in the exhibit list of the 2007 Form 10-K.  However, for the convenience of investors, Shire will include the TKT Merger Agreement in the exhibit list of its Form 10-Q for the three months ended March 31, 2008 (to be filed on or about April 30, 2008) and, going forward, in its quarterly reports on Form 10-Q and Annual Reports on Form 10-K for so long as a reference to the business combination with TKT is made in such report.

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-14.

14. Other intangible assets, net, page F-37

5.    It appears based on your discussions in other parts of the document that these “Intellectual property rights acquired” are related to specific products that are being sold. In order to better understand the connection between these rights and the revenues that are generated as a result of these rights as well as helping to assess the potential for impairment, please include a breakdown of these rights by major product or help us understand why this would not be useful information.

Response:

We note the Staff’s comment, and confirm that “Intellectual property rights acquired” relate to specific products that are being sold.

Shire has included in note 14 to the 2007 Consolidated Financial Statements, disclosures that meet the requirements of paragraph 45 of SFAS 142 Goodwill and Other Intangible Assets.

Shire plc  Registered in England 5492592    Registered Office as above

Also, the Company has complied with the requirements of SFAS 141, Business Combinations, paragraph 52(a), which requires disclosure of amounts assigned to intangible assets acquired through business combinations in total and by the amount assigned by major intangible asset class.  The Company respectfully proposes that the inclusion of a breakdown of these intellectual property rights acquired by major product is not required by the applicable GAAP.

However, as a result of the Staff’s comment, the Company considers that its disclosure could be enhanced by including a breakdown of “Other intangible assets, net” by operating segment.  The Company respectfully proposes, therefore, that it include the following enhanced disclosure in respect of “Other intangible assets, net”  in future filings (changes to the current disclosure as provided in the 2007 Form 10-K are underlined below):

	December 31, 2007 $’M	December 31, 2006 $’M
	____________	____________
Other intangible assets:
Intellectual property rights acquired	2,116.8	1,069.3
Favorable manufacturing contracts	8.9	-
	____________	____________
	2,125.7	1,069.3
Less: accumulated amortization	(361.2)	(306.9)
	____________	____________
	1,764.5	762.4
	____________	____________

Intellectual property rights acquired relate to currently marketed products.  At December 31, 2007 the net book value of these intellectual property rights relating to product sales recorded in the Specialty Pharmaceuticals segment was $1,441 million (2006: $416 million) and in the Human Genetic Therapies segment $322 million (2006: $346 million).

18. Long Term Debt, page F-39

Shire 2.75% Convertible Bonds Due 2014, page F-39.

6.    Please tell us the factors you considered in setting the conversion price of the Bonds at $33.5879. If the conversion price was set below the common stock market price as of the issuance date, tell us whether and how you accounted for the beneficial conversion feature in accordance with EITF 98-5.

Response:

We note the Staff’s comment in respect of the conversion price of the Bonds. The conversion price of $33.5879 per ordinary share, (equivalent to $100.7637 per American Depositary Share), represented a 48% premium to the market price per ordinary share as of the issuance date. Factors Shire considered in setting the conversion price included:

•	the premium to the market price of ordinary shares of other comparable convertible bond issues;
•	the probability of conversion of the Bonds with that conversion price; and
•	the coupon achievable in the market with a 48% conversion premium.

The conversion feature was out-of-the-money as of the Bond issuance date, such that an embedded beneficial conversion feature as defined in EITF 98-5 did not exist.

* * *

Shire acknowledges that (i) Shire is responsible for the adequacy and accuracy of the disclosures in the 2007 Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and (iii) Shire

Shire plc  Registered in England 5492592    Registered Office as above

may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions or require any additional information.

Sincerely,

/s/ Angus Russell

Angus Russell
Chief Financial Officer

cc.	Matthew Emmens, Chief Executive Officer
Paul Franek, Deloitte and Touche
John Meade, Davis Polk & Wardwell

Shire plc  Registered in England 5492592    Registered Office as above